UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



SEC File Number   1-4702                             CUSIP Number 032159105
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(Check One):  |X| Form 10-K   | | Form 20-F   | | Form 11-K   | | Form 10-Q
                  | | Form N-SAR

For Period Ended: April 30, 2001
[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR
For the Transition Period Ended:

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notifications relates:

Items 6; 7; 7(A); 8; Schedule II; Exhibit Index item 23.
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PART I -- REGISTRATION INFORMATION

AMREP CORPORATION
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Full Name of Registrant


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Former Name if Applicable

641 Lexington Avenue, 6th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10022
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is attempting to finalize certain significant transactions which have an material impact on disclosures included in both the Management's Discussion and Analysis and footnotes to the consolidated financial statements, as well as in the reporting of certain significant balance sheet amounts. These transactions are near completion, and the Registrant expects that they will be completed within 15 days so that the missing sections of the Form 10-K can be provided.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Peter M. Pizza                 212                       705-4705
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     (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes | |No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |X|Yes | |No

Explanation

The Registrant had revenues of $73,209,000 and a pre-tax loss of $1,470,000 ($.14 per share) for the year ended April 30, 2001. However, those results were favorably impacted by a tax benefit of $3,500,000 ($.52 per share) from the reversal of an income tax accrual as a result of the completion of an Internal Revenue Service audit for the years 1993 and 1994. After giving effect to that benefit, the Company had net income of $2,557,000, ($.38 per share), for fiscal 2001. No tax adjustment was recorded in fiscal 2000, when the Company reported revenues of $119,833,000 and net income of $1,169,000 ($.16 per share).



                               AMREP CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 31, 2001                          By  /s/Peter M. Pizza
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                                                Peter M. Pizza, Vice President



INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.